Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 001-38202

Branson’s Space Unit to Go Public

Virgin Galactic would be first listed firm with plans to put tourists into orbit

Wall Street Journal

By Maureen Farrell

9 July 2019

Virgin Galactic, Richard Branson’s space-tourism venture, is preparing for liftoff as a publicly traded company.

Social Capital Hedosophia Holdings Corp. , a special-purpose acquisition company, or SPAC, is planning to invest roughly $800 million in Virgin Galactic for a 49% stake, according to people familiar with the matter.

As part of the deal with Social Capital Hedosophia, a publicly traded shell, Virgin Galactic later this year would become the first publicly listed human spaceflight company.

Virgin Galactic expects that this deal will give it enough capital to fund the business until its spaceships can commercially operate and turn a profit. It is in a race with companies including Jeff Bezos’ Blue Origin and Elon Musk’s Space Exploration Technologies Corp., or SpaceX, which are also working on ways to send tourists into space.

Virgin Galactic years ago led the way in sparking interest in blasting tourists and small satellites into space using cheap rockets and various other unconventional launch systems. Experts consider it the fastest-growing segment in commercial space. But a December 2014 fatal accident set back the company’s plans.

Still, it has gotten some 600 people to plunk down roughly $80 million in total to secure seats on vehicles it hopes will put the first customers into orbit in the next few years.

Virgin Galactic has already raised more than $1 billion since it was founded in 2004, mostly from Mr. Branson.

Saudi Arabia’s Public Investment Fund announced plans to invest $1 billion in the company in 2017, but Mr. Branson suspended those talks a year later after the murder of Jamal Khashoggi, a dissident writer, at a Saudi consulate.

After Mr. Branson stepped away from the deal, Chamath Palihapitiya, chief executive of venture-capital firm Social Capital LP and a former Facebook Inc. executive, met with the billionaire and his team about a potential investment through the SPAC he launched in 2017, people familiar with the talks said. The parties have spent most of this year working through the details and Virgin Galactic’s executives recently met with investors to gauge their interest, the people said.

The $800 million includes about $100 million that Mr. Palihapitiya is putting into the deal. He will serve as chairman of the company.

SPACs typically have two years to use capital they raise to buy a company and take it public. Social Capital Hedosophia has been trading on the New York Stock Exchange since September 2017 and is nearing the end of the time allotted to purchase a company.

SPACs are being formed at a record pace amid a booming IPO market and robust interest from private-equity firms and others.